Alan J. Bogdanow abogdanow@velaw.com
Tel 214.220.7857 Fax 214.999.7857
February 22, 2011
BY EDGAR AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Legal Branch Chief

Re:	MoneyGram International, Inc. Registration Statement on Form S-3 Filed December 14, 2010 File No. 333-171151
Dear Mr. Shuman:
     On behalf of our client MoneyGram International, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on December 14, 2010, File No. 333-171151 (the “Registration Statement”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter.
Form S-3 filed December 14, 2010
General
1.	We note that a comment letter dated December 23, 2010 was sent to you by the Office of Global Security Risk. Comments with respect to the December 23, 2010 letter must be resolved prior to the desired effective date.
RESPONSE: The Company submitted a response to the December 23, 2010 comment letter on January 28, 2011. The Company has advised us that it understands that those comments must be resolved prior to effectiveness of the Registration Statement and will refrain from requesting acceleration of the effective date of the Registration Statement until such time as those comments are resolved.

February 22, 2011 Page 2
2.	We note that in your Form 10-Q filed November 5, 2010 you indicated that your disclosure controls and procedures are effective as of September 30, 2010. In your response letter please provide us with a discussion of the potential effect on your disclosure controls and procedures determinations of the submission of an incorrect exhibit with your Form 8-K filed February 22, 2010 and presentation of the disclosure in that current report under an incorrect item number.
RESPONSE: The Company has advised us that it inadvertently filed a prior version of the Company’s Severance Plan as an exhibit to its Current Report on Form 8-K filed February 22, 2010 (the “8-K”) and presented disclosure under the 8-K under an incorrect item number. Upon discovery of this error, the Company filed an amendment to the 8-K reflecting the corrected item number and the complete exhibit. The Company has advised us that it believes that the formatting and compilation error leading to the amendment of the 8-K, while regrettable, was not a result of any material deficiency in the Company’s disclosure controls and procedures. Further, the Company has advised us that it believes that a reasonable investor would not attach importance to the errors in the original 8-K. The original 8-K was timely filed, the text of the 8-K did not require any amendment, there were minimal differences between the originally filed Severance Plan and the Severance Plan filed with the amended 8-K, and the subsequently filed Severance Plan contained only additional information, none of which contradicted the originally filed Severance Plan.
The Company has advised us that it assessed the effect of the foregoing on the effectiveness of its disclosure controls and procedures and continues to believe that they operate in a manner designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is (i) recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms and (ii) accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure under the Exchange Act.

February 22, 2011 Page 3
3.	We note that you are registering for resale 201,698,699 shares of common stock issuable upon conversion of the Series D Participating Convertible Preferred Stock that would be issued upon conversion of your Series B-1 Participating Convertible Preferred. Please tell us whether the exemption from registration provided by Section 3(a)(9) of the Securities Act is expected to be available with respect to the conversion of the Series B-1 preferred stock into Series D preferred stock, and if so, describe the factual basis on which that expectation is based.
RESPONSE: The Company expects that the conversion (the “Conversion”) of the Company’s Series B-1 Participating Convertible Preferred stock (the “B-1 preferred stock”) into the Company’s Series D Participating Convertible Preferred stock (the “D preferred stock”) will qualify for the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) for the following reasons:
i.	the D preferred stock (the security to be issued in the exchange) and the B-1 preferred stock (the security to be surrendered in the exchange) are both securities of the Company,

ii.	the holders of the B-1 preferred stock will not be required to part with anything of value in connection with the Conversion other than their shares of B-1 preferred stock, and

iii.	no commission or other remuneration is expected to be paid or given, directly or indirectly, for soliciting the Conversion.
Additionally, the Company expects that the Conversion will qualify for the exemption from registration provided by Section 4(2) of the Securities Act for the following reasons:
i.	the Conversion will be made available exclusively to a small number of institutional affiliates of Goldman, Sachs & Co. (collectively, “Goldman Sachs”), which are all accredited investors,

ii.	in connection with the Conversion and in light of the Company’s status as a reporting company under the Exchange Act, Goldman Sachs will have access to the type of information normally provided in a prospectus,

iii.	to the extent not previously agreed with the Company, the Company expects that Goldman Sachs will agree to not resell or distribute the D preferred stock to the public in violation of the registration provisions of the Securities Act, and

iv.	the Company will not use any form of public solicitation or general advertising in connection with the Conversion.

February 22, 2011 Page 4
     In connection with this response to the Comment Letter, we are authorized to state that the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to Alan J. Bogdanow by facsimile (214) 999-7857 or by telephone (214) 220-7857 or Lanchi Huynh by facsimile (214) 999-7882 or by telephone (214) 220-7882.

Very truly yours,
/s/ Alan J. Bogdanow
Alan J. Bogdanow
Vinson & Elkins L.L.P.

cc:	Timothy C. Everett, Executive Vice President and General Counsel (MoneyGram International, Inc.)
Corinna Ulrich, Vice President and Associate General Counsel (MoneyGram International, Inc.)
Lanchi Huynh (Vinson & Elkins, L.L.P.)